July 2, 2025

   VIA E-MAIL

   Ms. Kelly P. Carr, Esq.
   Chapman & Cutler LLP
   320 S. Canal St., 27th
   Chicago, IL 60606

                  Re: TCG Strategic Income Fund (the    Fund   )
                      File No. 333-287783

   Dear Ms. Carr:
           On June 4, 2025, you filed a registration statement on Form N-2 ( Registration
   Statement   ) on behalf of TCG Strategic Income Fund (the    Fund   ) to
register certain
   shares of the Fund (the    Shares   ). We have reviewed the registration
statement and have
   provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

   PROSPECTUS
   COVER PAGE, Pages 1-4 (Unnumbered)
1. The Cover Page is currently comprised of 4 pages, including information that is not required by Form N-2. Instruction 2 to Item 1 of Form N-2 permits inclusion of other information if it does not impede understanding of the required information by, among other things, "the quantity" of such additional information. Please shorten the cover pages to remove extraneous information covered in the summary and elsewhere in the Registration Statement, including:
   (a) details related to the principal investment strategies in paragraphs 2 through 5 of the
   section entitled    Principal Investment Strategies   ;
   (b) the second paragraph of the section entitled    Risks   ; and
   (c) the section entitled    Investment Adviser    on page 3.
2. On the second page of the Cover Page in the section entitled    Interval
Fund/Repurchase
   Offers   , consider adding disclosure regarding the timing of the first anticipated repurchase
   offer.
      Ms. Kelly P. Carr, Esq.
     Page 2
     July 2, 2025

SUMMARY OF TERMS, pages 1-12

3. The second paragraph of the section entitled "The Fund    on page 1 states
in brackets that
   the Fund intends to apply for exemptive relief to offer multiple classes. Please explain supplementally to the staff if and when the Fund intends to apply for such exemptive relief.
4. The second paragraph of the section entitled "Investment Opportunities and
Strategies    on
   page 1 states that the Fund leverages the expertise and experience of the Adviser. The
   section entitled    The Adviser    on page 1 states that the Adviser is
newly formed but is an
   affiliate of the Tannenbaum Capital Group. Please reconcile the disclosure to clarify whether the Fund is relying on the newly formed Adviser or the experience of its affiliates. If the Adviser has not managed similar strategies, or has not managed a
   registered fund, please ensure that descriptions of the Adviser   s
expertise and experience
   are qualified appropriately.
5. The second paragraph of the section entitled    Investment Opportunities and
Strategies
   states that the Adviser prioritizes    credit investments with asset
coverage.    In appropriate
   locations, discuss the types of assets that will serve as collateral, as
well as the Adviser   s
   experience analyzing such assets and participating in workouts or restructurings.
6. Page 1 discloses that the Fund is non-diversified which is not explained in the summary of principal strategies. The first paragraph on page 2 states that the Fund allocates assets
   "across a wide range of diversified credit strategies.    Please reconcile
and explain that the
   Fund is non-diversified and what that means for the strategy and explain the difference between being non-diversified as to issuer but what the Fund means by investing in a wide
   range of    diversified credit strategies    in the summary and Item 8 as
appropriate.
7. The third full paragraph discloses that the Fund seeks to deliver attractive risk-adjusted returns "in less correlated income streams to our investors." Please explain what the
     phrase "less correlated income streams    means.
8. The first sentence of the sub-section entitled    Private Credit    on page
2 states that private
   credit strategies focus on lending solutions    often secured by financial
or physical assets.
   There are different words used to verbally describe the amount of assets that will have
   collateral (page 2, second paragraph the word    principally    is used, and
on page 2    often
   is used and page 17 uses the word    focused    to describe the assets with
collateral. Please
   clarify the amount of assets that will be collateralized and harmonize the verbal descriptors used to describe generically the quantity of such collateralized assets
9. The first bullet point under the sub-section entitled    Liquid Credit    on
page 3 states that
   the Fund focuses on "high yield corporate bonds" and leveraged loans providing a balance between income generation, capital preservation and liquidity. Please add a descriptor after "high yield corporate bonds" to identify those as junk bonds or lower rated bonds.
   Also, please supplementally explain to the staff and disclose, as appropriate, how high yield corporate bonds and leveraged loans provide capital preservation.
10. The fourth bullet point under the sub-section entitled    Liquid Credit
on page 3 describes
    temporary investments. Please explain supplementally to the staff whether the temporary
    Ms. Kelly P. Carr, Esq.
   Page 3
   July 2, 2025

   investments are limited to investments in lieu of Liquid Credit investments and if not, consider moving this discussion to a separate heading applicable to the Fund as a whole.
11. The sub-section entitled    Other Investments    on page 3 describes other
investments that
    the Fund could invest in subject to its investment objective and policies.
        a) Please clarify whether these other investments are part of the Fund's 80% policy or included within the 20% of other investments that the Fund could invest in.
        b) If derivatives will be used as principal strategy, please identify with specificity the instruments that could be used and their purpose (i.e., to obtain synthetic exposure or for hedging purposes). Please include corresponding summary risk disclosure as appropriate.
       c) Please clarify whether dividend-paying equities are included in the
Fund   s 80%
       policy as preferred securities and convertible bonds are described as part of the Fund's liquid credit on page 3.

12. Please add summary disclosure describing material conflicts of interest the Adviser may
    have in managing the Fund and addressing the conflicts    potential impact
to the Fund and
    its investors. For example, the fourth paragraph of the section entitled
Leverage    on
    page 4 includes some risk disclosure regarding the use of leverage. If the use of leverage will increase the advisory fee to the Adviser consider disclosing that impact.
13. The third paragraph of the section entitled    Management Fees    on page 4
discloses that
    the Fund will bear the equitable share paid to personnel of the Adviser and/or its affiliates.
    If the Adviser or Fund will utilize a resource sharing arrangement with its Affiliate(s)
    please explain supplementally to the staff the nature of any such arrangement that, at a minimum, addresses the following:
       a) Identify whether there is a written resource sharing agreement in place and provide the staff with a copy of the agreement;
       b) Identify each Affiliate that may provide investment management or trading services to the Fund;
       c) Identify the country of organization of any such Affiliate that may provide investment or trading services to the Fund, how it is affiliated with the Adviser, whether the Affiliate is a registered entity with the Commission, and identify the owners of the Affiliate;
       d) In your response, address : (i) the specific services the Affiliate and its employees will provide the Fund and why those services do not amount to advisory services provided to the Fund; (ii) the extent to which the Fund will depend on the
          Affiliate   s personnel and resources for investment opportunities;
(iii) whether the
          Affiliate   s personnel who provide investment advice with respect to
the Fund will
          be supervised persons of the Adviser under section 202(a)(25) of the Investment
          Advisers Act of 1940; (iv) whether and what fees are paid to the Affiliate; (v)
          whether the Affiliate is considered a fiduciary with respect to the Fund; (v)
    Ms. Kelly P. Carr, Esq.
   Page 4
   July 2, 2025

           confirm that the records created by the portfolio managers required under the 1940
           Act are records of the Fund and the location where they will be maintained.

       e) Please explain if Affiliates of the Adviser are providing investment or trading services to the Fund subject to an agreement, why the agreement is not an investment advisory agreement subject to the 1940 Act.
       f) Please explain if the Fund or Adviser are relying on any no-action relief with respect to any resource sharing arrangement between the Fund, the Adviser or any
          of the Adviser   s Affiliates.
14. In the section entitled    Co-Investment    on page 7 states that the Fund
intends to apply for
    an exemptive order from the SEC to permit co-investments alongside other funds
    managed by the Adviser and affiliate. Please explain supplementally to the staff when the
    Fund intends to apply for such investment relief and explain in the appropriate risk section the risks of not obtaining such an order.
15. The second sentence of the first paragraph of the section entitled    Risk
Factors    beginning
    on page 10 discloses that the bullet points below are a summary    of some
of the principal
    risks   . Please amend the third sentence to insert the word    principal
 before the word
    risks. Disclosure included in response to Item 8.3 of Form N-2 should include a complete discussion of all of the principal risks of the Fund.
16. The second bullet point under the section entitled    Risk Factors    on
page 10 states that
    because of the illiquidity and leveraged nature of some private credit loans could make them difficult to value and exit which could result in the Fund being concentrated in specific industries. Please reconcile this disclosure with the Fund's stated fundamental policy in the Statement of Additional Information that the Fund will not concentrate and align the disclosure contained in response to Item 8.2 and 8.3 of Form N-2. SUMMARY OF FEES AND EXPENSES, pages 13-14
17. The section entitled    Summary of Fees and Expenses    on page 13 includes
a line item for
    Acquired Fund Fees and Expenses. However, the summary of the principal strategies did not contain any strategy of investing in other funds. Please explain supplementally to the staff the extent to which the Fund intends to invest in other funds and the types of other funds. Please also align the disclosure of the Fund's investment strategies to state clearly that the Fund could invest in other funds and the types of other funds. The staff could have additional comments.
18. Footnotes 5 and 8 of the Fee Table reference amounts waived for management fees, operating expenses and organizational and offering costs.
       a) Please disclose in such footnotes whether these waived expenses are subject to recoupment and the time period for recoupment.
       b) Please supplementally confirm that the Management Fee Waiver and Expense
          Limit waiver will be in effect for at least one year from the effective date of the registration statement.
    Ms. Kelly P. Carr, Esq.
   Page 5
   July 2, 2025

       c) Please provide an estimate of the initial organizational and offering costs referenced in Footnote 8 of the Fee Table.
19. Please include a line item for Dividend Reinvestment and Cash Purchase Plan Fees in the
    Fee Table or explain why this is not applicable. See Item 3 of Form N-2. USE OF PROCEEDS, page 16
20. Please explain supplementally to the staff whether 18 months is the worst-case scenario for the time period when proceeds could be invested. Please amend this section to state generally the anticipated time period to fully invest the assets. See Guide 1 to Form N-2 regarding expected time periods to invest proceeds of offerings.
INVESTMENT OBJECTIVES, OPPORTUNITIES AND STRATEGIES, pages 17-27
21. The Fourth paragraph of the section entitled    Investment Strategies    on
page 17 discloses
    that the Adviser's bottom-up flexible approach is rooted in providing investors with access to a broad and diversified set of credit products. Please provide disclosure in this section, or another appropriate section of the Registration Statement, describing how the Adviser seeks to maintain a broad and diversified set of credit products given the earlier disclosure in the summary that stated that the illiquidity and leveraged aspects of certain loans could result in the Fund being concentrated in certain industries.
22. The third bullet of the section entitled    Legal Documentation and
Post-Closing Steps    on
    page 22 states that the portfolio is proactively managed to monitor ongoing performance and loan covenant compliance. Consider adding disclosure, if accurate, regarding whether the portfolio is managed also to monitor diversification and concentration issues that could arise after initial investment. Please also disclose how the Adviser seeks to manage these issues and risks after the initial investment.
23. The fourth sentence of the section entitled    Leverage    on page 22
states that the Fund may
    employ leverage through issuing preferred shares. Please confirm in correspondence whether the Fund intends to issue preferred shares within one year from the effective date of the Registration Statement.
PRINCIPAL RISKS OF THE FUND, pages 27-64
24. Please amend the first sentence of the first paragraph under the section entitled
       PRINCIPAL RISKS OF THE FUND    on page 27 to insert the word    material
   before
    the phrase    risk factors   .
25. The risk factor entitled    Subsidiaries Risk    on page 45 states that the
Fund in the future
    could invest in entities that will be primarily controlled by the Fund that primarily engage in investment activities in securities or other assets (hereafter a
Subsidiary   ). Please
    respond to the following comments regarding any such Subsidiary.
       a) To the extent that the Fund establishes a Subsidiary please identify the custodian of any such Subsidiary in the registration statement;
       b) Disclose any of the Subsidiary   s principal investment strategies or
principal risks
          that constitute principal investment strategies or risks of the Fund. The principal
       Ms. Kelly P. Carr, Esq.
      Page 6
      July 2, 2025

               investment strategies and principal risk disclosures of a fund that invests in a
               Subsidiary should reflect aggregate operations of the fund and the subsidiary.
          c) Confirm to us that the board of directors of any Subsidiary, including those that may be organized outside of the United States, will agree to designate an agent for
             service of process in the U.S.; and (ii) will agree to inspection by the staff of the
             Subsidiary   s books and records, which will be maintained in
accordance with
             Section 31 of the Investment Company Act of 1940; and
          d) Explain in correspondence whether the financial statements of any Subsidiary will be consolidated with those of the Fund. If not, please explain why not.
26.   Please explain supplementally to the staff whether the term    investment
companies    in the
      second sentence of the section entitled    Investments in Underlying
Investment Companies
      or Business Development Companies Risk    on page 49 means investments in
unregistered
      funds as well as BDCs. If so, please disclose that such private funds are not subject to the same protections under the 1940 Act as registered funds are.
27. Consider including in the section entitled    Investments in Underlying
Investment
    Companies or Business Development Companies Risk    on page 49, if
accurate, that such
    investments companies and BDCs could also have incurred leverage subjecting the Fund to the risks of leverage in those investments and the difficulty in valuing such investments.
MANAGEMENT OF THE FUND, pages 65-68

28. In the section entitled    Investment Adviser    on page 65, please include
a statement
    identifying the assets under management of the Adviser in addition to the assets for the affiliated group of advisers.
DESCRIPTION OF CAPITAL STRUCTURE, page 75 and AGREEMENT AND
DECLARATION OF TRUST, page 83.
29. The second sentence of the first paragraph on page 75 discloses that the following is a brief description of the anticipated capital structure of the Fund which is qualified in its entirety by the Declaration of Trust and By-laws. Please rephrase to clearly state that this section describes the material features of the Capital Structure of the Fund as required by
    Item 10 of Form N-2.
30. Please ensure that the Fund   s Declaration of Trust and By-laws are filed
in a pre-effective
    amendment for the staff's review. The staff could have additional comments on disclosure related to these documents including on page 75 and in the section Agreement and
    Declaration of Trust    on page 83 once the source documents are filed and
reviewed by the
    staff.
STATEMENT OF ADDITIONAL INFORMATION, pages 1-31
31. The section entitled    Financial Statements    on page 32 of the SAI is
incomplete. Please
    confirm whether the Fund will be seeded in a formation transaction. If so, please provide an analysis addressing the applicability of Section 6-11 of Reg S-X.
    Ms. Kelly P. Carr, Esq.
   Page 7
   July 2, 2025

SIGNATURE PAGE
32. The signature page was signed by the initial Trustee. Section 6(a) of the 1933 Act requires that registration statements be signed by a majority of the Trustees, and the Principal
    Financial or Accounting Officer. Please ensure that all future amendments are signed by the required personnel identified in Section 6(a) once they are identified and appointed.
   GENERAL COMMENTS
33. We note that many portions of your filing are incomplete or are to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
34. A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and any financial statements included in the filing.
35. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
   In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                          * * * * *


   If you have any questions prior to filing a pre-effective amendment, please call me at (303)
   324-6165.
                                                                Sincerely,

                                                                /s/ Eileen
Smiley

                                                                Eileen Smiley
                                                                Senior Counsel
   cc:    Christian Sandoe, Assistant Director
          Jay Williamson, Branch Chief